UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date April 15, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Stock abbreviation: China Eastern	Stock code: 600115	Serial No.:Lin2008-010

Announcement on the resolution of the supervisory committee of China Eastern Airlines Corporation Limited

The Company and all members of the board confirm that the information contained in this announcement is true, accurate and complete, and jointly and severally accept full responsibility for any false or misleading statements or material omissions in this announcement.

Convened by Ms. Liu Jiangbo, the fourth session of the fifth supervisory committee meeting of China Eastern Airlines Corporation Limited (the “Company”) was held on 14th April, 2008 at the Meeting Room, 7/F, China Eastern Air Holding Company Building.

The chairman of the supervisory committee Ms. Liu Jiangbo and supervisors Mr. Xu Zhao, Ms. Wang Taoying, Ms. Yang Jie and Mr. Liu Jiashun, attended the meeting. The supervisors present at the meeting confirmed that all of them received a notice of the supervisory committee meeting prior to the meeting. The quorum present at the meeting complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company, and the meeting was legally and validly held.

The following resolutions were considered and unanimously passed by the supervisors present at the meeting:

1.
It was resolved that the report of the supervisory committee for year 2007 (details of which will be set out in the report of the supervisory committee in the Company’s 2007 annual report to be published) was approved, and that it will be proposed to the 2007 annual general meeting of the Company for consideration.

2.
The supervisory committee considered that the financial statements of the Company for year 2007 reflected the financial position and results of operation of the Company in a true and fair view, and agreed that the financial statements for year 2007 to be proposed to the 2007 annual general meeting of the Company for consideration.

3.	The supervisory committee agreed with the profit distribution proposal for year 2007 approved by the Board of Directors of the Company.

Pursuant to Article 68 of the Securities Law of the PRC and relevant requirements under Standards for the Content and Form for Information Disclosure by Companies Issuing Securities to the Public (No. 2) Content and Form of Annual Report (Revised 2007), the supervisory committee has conducted a review on the full version and summary version of the 2007 Annual Report and has issued their opinions as follows:

1.
The preparation and review procedures of the 2007 Annual Report are in compliance with relevant laws and regulations, the articles of association of the Company as well as the internal control procedures of the Company.

2.
The content and form of the Company’s 2007 Annual Report complied with the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein truly reflected the operation management and financial situation of the Company in 2007.

3.
Prior to the issue of this opinion by the supervisory committee, we are not aware of any parties involved in the preparation and review of the 2007 Annual Report was in violation of any confidential rules.

The supervisory committee of
China Eastern Airlines Corporation Limited

14th April, 2008